Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128633

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 18, 2005)

1,750,000 Shares

Cohen & Steers, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement are offering 1,750,000 shares of common stock.

No securities are being offered or sold by us pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

The shares of common stock are listed on the New York Stock Exchange under the symbol “CNS.” The last reported sale price of the shares of common stock on the New York Stock Exchange on February 9, 2006 was $21.65 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$21.40	$37,450,000
Underwriting discount	$.428	$749,000
Proceeds, before expenses, to the selling stockholders	$20.972	$36,701,000

The underwriter may also purchase up to an additional 262,500 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about February 15, 2006.

Merrill Lynch & Co.

The date of this prospectus supplement is February 9, 2006.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. The shares of common stock are being offered and sold only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents.

FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in the “Risk Factors” section of the accompanying prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

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SUMMARY

This summary does not contain all the information that may be important to you. We urge you to read this entire prospectus supplement and the accompanying prospectus and incorporated information carefully, including the “Risk Factors” section and our historical financial statements and related notes included or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision.

Cohen & Steers

Cohen & Steers, Inc., a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. real estate investment trusts (“REITs”), international real estate securities, preferred securities, utilities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses.

We operate in two distinct business segments:

•	Asset Management. Our Asset Management business derives revenue primarily from investment advisory, administration, distribution and service fees received from mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client’s portfolio. Asset Management’s revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

•	Investment Banking. Our Investment Banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Our principal executive offices are located at 280 Park Avenue, New York, NY 10017, and our telephone number is (212) 832-3232.

The Offering

Shares of common stock offered by the selling stockholders	1,750,000 shares.

Shares of common stock to be outstanding after this offering (net of treasury)	36,199,354 shares.

Overallotment option	262,500 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock in this offering. The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock in this offering.

New York Stock Exchange symbol	“CNS.”

Risk Factors	Investing in the shares of common stock involves risks. See “Risk Factors” in the accompanying prospectus.

Preliminary Results for the Fourth Quarter and Year Ended December 31, 2005

Our consolidated financial statements for the fourth quarter of 2005 and the year ended December 31, 2005 are not yet available and our independent registered public accounting firm has not completed its audit of our consolidated financial statements for the year ended December 31, 2005. Our expectations with respect to our results discussed below are based upon management estimates and are subject to quarterly and annual review procedures and final reconciliations and adjustments. Our actual results may differ from these estimates, and those differences may be material.

Cohen & Steers, Inc. expects to report net income of $8.3 million, or $0.21 per share (diluted and basic) for the quarter ended December 31, 2005, which includes a $0.03 per share after-tax, non-recurring charge attributable to the relocation of the Company’s corporate headquarters. In the comparable period in 2004, net income was $9.9 million, or $0.25 per share (diluted and basic). The 2004 results include a $0.06 per share after-tax benefit resulting from the reversal of non-cash, stock-based compensation expense. Total revenue is expected to be $37.4 million for the fourth quarter ended December 31, 2005, up 16.7% from $32.1 million in the 2004 period.

Net income for the year 2005 is expected to be $31.9 million, or $0.79 per diluted share and $0.80 per basic share, including the aforementioned $0.03 per share after-tax charge as well as the previously disclosed $0.02 per share tax expense in the second quarter attributable to a decrease in the Company’s net deferred tax asset, resulting from a change in the New York State tax law, and the $0.03 per share first quarter after-tax expense associated with the launch of four mutual funds. Total revenue is expected to be $146.2 million for the year ended December 31, 2005, up 28.1% from $114.1 million in 2004.

Total revenue for the asset management segment is expected to be $35.4 million for the three months ended December 31, 2005, an increase of 16.0% from $30.6 million in the 2004 period. Pretax income is expected to be $13.9 million for the three months ended December 31, 2005, down 21.4% from $17.7 million in the fourth quarter of 2004.

Houlihan Rovers is expected to record net income of $478,000 during the quarter ended December 31, 2005, compared with $570,000 for the quarter ended September 30, 2005. The Company records 50% of Houlihan Rovers’ net income. The expected decline in net income was due to an increase in local taxes as Houlihan Rovers’ net operating loss carry forwards have been fully utilized.

Total revenue for the investment banking segment is expected to be $2.2 million for the three months ended December 31, 2005 compared with $1.5 million in the 2004 period and $1.2 million in the third quarter of 2005. The investment banking segment had its second best full year ever, recording an expected $11.8 million in revenue for the year ended December 31, 2005, up from $8.1 million in the 2004 period. Investment banking revenue was generated in connection with financial advisory and capital raising transactions. The revenue from investment banking activity is dependent on the completion of transactions, the timing of which cannot be predicted.

The following tables sets forth more detailed information regarding our expected results of operations and financial condition as of and for the fourth quarter and year ended December 31, 2005, together with previously-reported information for the corresponding periods of 2004.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)
Revenue
Investment advisory and administration fees	$31,463	$26,770	$119,195	$92,847
Distribution and service fee revenue	3,014	2,904	11,955	10,150
Portfolio consulting and other	730	872	3,245	3,008
Investment banking fees	2,205	1,509	11,823	8,108

Total revenue	37,412	32,055	146,218	114,113

Expenses
Employee compensation and benefits	8,306	2,967	36,269	73,973
Distribution and service fee expenses	7,524	6,273	29,385	22,475
General and administrative	6,900	4,058	23,300	12,974
Depreciation and amortization	2,139	1,389	6,283	2,843
Amortization, deferred commissions	734	944	3,359	4,239

Total expenses	25,603	15,631	98,596	116,504

Operating income	11,809	16,424	47,622	(2,391)

Non-operating income (expense)
Interest and dividend income	1,390	726	3,622	1,241
Gain from sale of marketable securities	558	—	2,534	—
Gain from sale of property and equipment	—	—	289	—
Foreign currency transaction loss	(22)	—	(86)	—
Interest expense	—	(21)	(102)	(132)

Total non-operating income	1,926	705	6,257	1,109

Income before provision for income taxes and equity in earnings of affiliate	13,735	17,129	53,879	(1,282)
Provision for income taxes	5,630	7,202	22,880	(8,551)
Equity in earnings of affiliate	239	19	922	19

Net income	$8,344	$9,946	$31,921	$7,288

Earnings per share
Basic	$0.21	$0.25	$0.80	$0.23

Diluted	$0.21	$0.25	$0.79	$0.23

Weighted average shares outstanding
Basic	39,982	39,888	39,991	31,816

Diluted	40,393	40,015	40,324	31,942

Certain prior period amounts have been reclassified to conform with the current period’s presentation.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in thousands, except share data)

December 31, 2005
(unaudited)
ASSETS
Cash and cash equivalents	$39,092
Marketable securities available-for-sale	87,276
Accounts receivable	19,044
Property and equipment-net	8,936
Intangible asset-net	9,252
Deferred commissions-net	4,471
Equity investment	4,427
Deferred income tax asset-net	21,604
Other assets	4,446

Total assets	$198,548

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accrued compensation	$15,681
Dividends payable	4,385
Deferred rent	1,674
Other liabilities and accrued expenses	12,113

Total liabilities	33,853

Stockholders’ equity:
Common stock, $0.01 par value; 500,000,000 shares authorized; 35,426,202 shares issued and outstanding at December 31, 2005	354
Additional paid-in capital	183,860
Accumulated deficit	(6,377)
Accumulated other comprehensive income, net of tax	354

Less: Treasury stock, at cost, 1,043 shares at December 31, 2005	(20)
Unearned compensation	(13,476)

Total stockholders’ equity	164,695

Total liabilities and stockholders’ equity	$198,548

Assets Under Management

Assets under management reached $20.5 billion at December 31, 2005. This represents an increase of 1.6% from $20.2 billion at September 30, 2005 and an increase of 12.0% from $18.3 billion at December 31, 2004. This year-over-year increase resulted from net inflows of $1.4 billion combined with market appreciation of $836 million. The Company’s assets under management, excluding U.S. REIT common stocks, totaled $6.2 billion at December 31, 2005, an increase of 30.0% from $4.8 billion at December 31, 2004. At January 31, 2006, assets under management were $21.6 billion and the Company’s assets under management, excluding U.S. REIT common stocks, at that date totaled $6.6 billion.

During the quarter ended December 31, 2005, the Company recorded overall net inflows of $767 million, led by $685 million of net inflows from institutional separate accounts. Open-end mutual funds had $8 million of net inflows, with net inflows of $132 million from international real estate securities more than offsetting net outflows from U.S. REIT funds. Closed-end mutual funds issued $74 million of preferred shares. For the year, the Company recorded net inflows of $1.4 billion, with closed-end mutual funds and institutional separate accounts accounting for $829 million and $575 million, respectively. Open-end mutual funds had net outflows of $50 million.

Assets managed by Houlihan Rovers, the Company’s Brussels-based investment manager affiliate, increased 30.1% to $1.6 billion at December 31, 2005, from $1.2 billion at September 30, 2005, and increased 177.5% from $569 million at December 31, 2004. The Company’s assets under management at December 31, 2005 and September 30, 2005 included $543 million and $387 million, respectively, of assets sub-advised by Houlihan Rovers.

The following table sets forth more detailed information regarding our assets under management as of and for the fourth quarter and year ended December 31, 2005, together with previously-reported information for the corresponding periods of 2004.

Assets Under Management

	Three Months Ended December 31,		Year Ended December 31,
(in millions)	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)
Closed-End Mutual Funds
Assets under management, beginning of period	$10,085	$8,005	$8,984	$4,791

Inflows	74	361	829	3,292
Market appreciation (depreciation)	(485)	618	(139)	901

Total increase (decrease)	(411)	979	690	4,193

Assets under management, end of period	$9,674	$8,984	$9,674	$8,984

Open-End Mutual Funds
Assets under management, beginning of period	$5,596	$4,465	$5,199	$3,897

Inflows	439	397	1,726	1,395
Outflows	(431)	(333)	(1,776)	(1,296)

Net inflows (outflows)	8	64	(50)	99
Market appreciation (depreciation)	(13)	670	442	1,203

Total increase (decrease)	(5)	734	392	1,302

Assets under management, end of period(1)	$5,591	$5,199	$5,591	$5,199

Institutional Separate Accounts
Assets under management, beginning of period	$4,479	$3,597	$4,118	$2,992

Inflows	864	130	1,215	490
Outflows	(179)	(205)	(640)	(492)

Net inflows (outflows)	685	(75)	575	(2)
Market appreciation	62	596	533	1,128

Total increase	747	521	1,108	1,126

Assets under management, end of period	$5,226	$4,118	$5,226	$4,118

Total
Assets under management, beginning of period	$20,160	$16,067	$18,301	$11,680

Inflows	1,377	888	3,770	5,177
Outflows	(610)	(538)	(2,416)	(1,788)

Net inflows	767	350	1,354	3,389
Market appreciation (depreciation)	(436)	1,884	836	3,232

Total increase	331	2,234	2,190	6,621

Assets under management, end of period(1)	$20,491	$18,301	$20,491	$18,301

(1)	As of December 31, 2005 and September 30, 2005, assets under management included $543 million and $387 million, respectively, of assets sub-advised by Houlihan Rovers.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock in this offering. The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock in this offering.

SELLING STOCKHOLDERS

The following table sets forth, for each selling stockholder, the name, the number of shares of common stock beneficially owned as of February 6, 2006, the number of shares of common stock being offered pursuant to this prospectus supplement and the number of shares of common stock that will be beneficially owned immediately after the offering contemplated by this prospectus supplement.

Name of Selling Stockholder	Shares Beneficially Owned		Number of Shares Offered	Number of Shares Offered if Overallotment Option Exercised in Full	Shares Beneficially Owned Immediately After the Offering Contemplated by this Prospectus Supplement		Shares Beneficially Owned Immediately After the Offering Contemplated by this Prospectus Supplement if Overallotment Option Exercised in Full
	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Martin Cohen(1)	13,440,000	37.98%	688,784	820,034	12,751,216	35.22%	12,619,966	34.86%
Robert H. Steers(2)	13,440,000	37.98%	688,784	820,034	12,751,216	35.22%	12,619,966	34.86%
Jay Chen(3)	18,874	*	5,000	5,000	13,874	*	13,874	*
James Corl(3)	59,714	*	54,129	54,129	5,585	*	5,585	*
Laurent de Marval(3)	30,200	*	27,371	27,371	3,329	*	5,329	*
Adam Derechin(3)	77,718	*	66,852	66,852	10,866	*	10,866	*
William Frischling(3)	33,322	*	31,184	31,184	2,138	*	2,138	*
Victor Gomez(3)	25,789	*	23,556	23,556	2,233	*	2,233	*
John McCombe(3)	72,685	*	59,240	59,240	13,445	*	13,445	*
Peter Pickette(3)	32,097	*	27,368	27,368	4,729	*	5,529	*
Bradley Razook(3)	32,543	*	29,214	29,214	3,329	*	3,329	*
William Scapell(3)	22,972	*	5,000	5,000	17,972	*	17,972	*
Lawrence Stoller(3)	48,937	*	43,518	43,518	5,419	*	5,419	*

*	The number of shares of common stock held by such individual is less than 1% of the outstanding shares of common stock.
(1)	Shares beneficially owned includes 1,660,701 shares of common stock held by The Martin Cohen 1998 Family Trust. The Martin Cohen 1998 Family Trust is offering to sell 320,000 shares of common stock pursuant to this prospectus supplement. Mr. Cohen disclaims beneficial ownership of the shares held by this trust.
(2)	Shares beneficially owned includes 1,305,176 shares of common stock held by Robert H. Steers Family Trust. Robert H. Steers Family Trust is offering to sell 137,256 shares of common stock pursuant to this prospectus supplement, or 163,506 shares of common stock if the overallotment option is exercised in full. Mr. Steers disclaims beneficial ownership of the shares held by this trust.
(3)	Shares beneficially owned does not include restricted stock units that represent a contractual right to receive a share of common stock on a specified delivery date more than 60 days in the future granted to the following selling stockholders and in the following amounts: Jay Chen (127,699), James Corl (492,565), Laurent de Marval (223,002), Adam Derechin (512,140), William Frischling (245,563), Victor Gomez (157,790), John McCombe (491,934), Peter Pickette (222,999), Bradley Razook (224,845), William Scapell (139,272) and Lawrence Stoller (350,263).

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed, subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and Merrill Lynch, to purchase from the selling stockholders all of the shares of common stock offered hereby. Merrill Lynch has agreed to purchase all such shares if they are purchased.

We have agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

Merrill Lynch is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by Merrill Lynch’s counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by Merrill Lynch of officer’s certificates and legal opinions. Merrill Lynch reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

Merrill Lynch has advised the selling stockholders that it proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.10 per share. Merrill Lynch may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After this public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by Merrill Lynch of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$21.40	$37,450,000	$43,067,500
Underwriting discount	$.428	$749,000	$861,350
Proceeds, before expenses, to the selling stockholders	$20.972	$36,701,000	$42,206,150

The expenses of the offering, not including the underwriting discount, are estimated at $150,000 and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to 262,500 additional shares at the public offering price, less the underwriting discount. Merrill Lynch may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If Merrill Lynch exercises this option, it will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “CNS.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit Merrill Lynch from bidding for and purchasing our common stock. However, Merrill Lynch may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, Merrill Lynch may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by Merrill Lynch of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than Merrill Lynch’s option to purchase additional shares in the offering. Merrill Lynch may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Merrill Lynch will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. Merrill Lynch must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Merrill Lynch is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by Merrill Lynch in the open market prior to the completion of the offering.

Similar to other purchase transactions, Merrill Lynch’s purchases to cover its short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor Merrill Lynch makes any representation that it will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, Merrill Lynch may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Merrill Lynch has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and the mutual funds for which we are the investment advisor. It has received customary fees and commissions for these transactions. In particular, we note that Merrill Lynch and its affiliates have also acted and may in the future act as underwriters for our various mutual fund offerings. In connection therewith it has received and may in the future receive underwriting discounts and commissions, including additional compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

5,000,000 Shares

Cohen & Steers, Inc.

Common Stock

Cohen & Steers, Inc. may offer from time to time up to 1,600,000 shares of common stock. The selling stockholders identified in this prospectus may offer from time to time up to 3,400,000 shares of common stock.

This prospectus describes the general manner in which the shares of common stock may be offered and sold by Cohen & Steers, Inc. and the selling stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

The shares of common stock are listed on the New York Stock Exchange under the symbol “CNS”. The last reported sale price of the shares of common stock on November 15, 2005 was $17.73 per share.

See “Risk Factors” beginning on page 2 to read about factors you should consider, along with any supplement to this prospectus, before buying the shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 18, 2005

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 1,600,000 shares of common stock. In addition, certain selling stockholders may offer from time to time up to an aggregate of 3,400,000 shares of common stock received by them directly or indirectly from Cohen & Steers, Inc. in the corporate reorganization we effected prior to our initial public offering or pursuant to our equity benefits plans.

COHEN & STEE RS

Cohen & Steers, Inc., a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. real estate investment trusts (“REITs”), global real estate securities, preferred securities, utilities, and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses.

We operate in two distinct business segments:

•	Asset Management. Our Asset Management business derives revenue primarily from investment advisory, administration, distribution and service fees received from mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client’s portfolio. Asset Management’s revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

•	Investment Banking. Our Investment Banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Our principal executive offices are located at 280 Park Avenue, New York, NY 10017, and our telephone number is (212) 832-3232.

RISK FACTOR S

You should carefully consider each of the risks described below and all of the other information in this prospectus and incorporated herein by reference before deciding to invest in shares of our common stock. Additional risks may be included in an applicable prospectus supplement.

Risks Related to Our Business

We depend on Martin Cohen and Robert Steers, our co-chairmen and co-chief executive officers, and the loss of their services would have a material adverse effect on us.

We depend on the efforts of Mr. Cohen and Mr. Steers. Mr. Cohen and Mr. Steers head each of our investment committees with our president, Joseph Harvey, and they oversee the portfolio manager and research teams responsible for each of our portfolio strategies.

In August 2003, we instituted certain organizational changes that, among other things, were designed to address future succession issues. Pursuant to these changes, Mr. Cohen and Mr. Steers each assumed the titles of co-chairman and co-chief executive officer, Mr. Harvey was appointed president and Adam M. Derechin was appointed chief operating officer. Although we expect Mr. Cohen and Mr. Steers to continue to act in their current positions, the loss of their services would have a material adverse effect on us.

Our ability to operate our company effectively could be impaired if we lose key personnel.

The market for qualified portfolio managers is extremely competitive. We anticipate that it will be necessary for us to add portfolio managers and investment analysts as we further diversify our investment products and strategies. However, we may not be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain institutional separate account clients, and result in the loss of such accounts. Further, Investment Banking relies on the expertise, business origination efforts and client relationships of our three senior investment banking professionals. The loss of these professionals could result in the loss of our Investment Banking clients and jeopardize the viability of our investment banking business. Moreover, we employ compensation mechanisms involving the use of equity compensation that may not be effective, especially if the market price of our common stock declines. The loss of key personnel or the inability to recruit and retain portfolio managers, marketing personnel or investment banking professionals could have a material adverse effect on our business.

A decline in the prices of securities could lead to a decline in our revenue and earnings.

A significant portion of our revenue is derived from the investment advisory, administration, distribution and service, and portfolio consulting fees we receive from our clients. These fees are based on the market value of the assets underlying the agreements that govern the fee calculations. Accordingly, a decline in the price of the securities in which we invest on behalf of our clients generally, and real estate securities in particular, could cause our revenue and earnings to decline. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenue and earnings.

The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events that we cannot control.

A general decline in the performance of securities in the real estate sector could have an adverse effect on the assets we manage and revenue.

As of September 30, 2005, 78% of the assets we managed were concentrated in domestic real estate securities. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk. The returns from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels, and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, the income and ability of the real estate company to make payments of any interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. In addition, real property and loans on real property may be subject to the quality of credit extended and defaults by borrowers and tenants. Real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain properties and, consequently, its ability to control decisions relating to such properties may be limited. Declines in the performance of real estate securities could reduce the assets we manage and our revenue.

Our growth may be constrained by the limited size and number of issuers in the real estate securities market.

Real estate securities investment continues to play an important role in the overall prospects of our business. Our ability to continue our growth in real estate securities management depends in part on growth in the size and number of issuers in the real estate securities market, particularly in the United States. For example, due to the constraints in the size and number of U.S. public real estate securities and issuers, we have in the past and may in the future stop accepting new assets in real estate securities institutional separate account portfolios in certain strategies and in certain open-end mutual funds. We also may be constrained in our ability to sponsor new closed-end mutual funds that invest primarily or significantly in domestic real estate securities. Such constraints may impair our ability to increase the assets we manage and our revenue.

A decline in the market for closed-end mutual funds could reduce our ability to raise future assets to manage.

Market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. A significant portion of our recent growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end mutual funds, and we have raised $8.1 billion in closed-end mutual fund offerings since May 2001. The market conditions for these offerings may not be as favorable in the future, which could adversely impact our ability to grow the assets we manage and our revenue.

We may incur losses associated with our underwriting activities, which could adversely affect results and may negatively affect our earnings.

In January 2005, the National Association of Securities Dealers, Inc. (“NASD”) approved Cohen & Steers Capital Advisors’ application to conduct firm commitment underwritings. As such, Cohen & Steers Capital Advisors may act as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, Cohen & Steers Capital Advisors has legal exposure.

Underwriting involves both economic and litigation risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase, or if it is forced to liquidate its commitments at less than the agreed purchase price. In addition, an underwriter is subject to substantial potential liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings. Furthermore, because underwriting commitments require a charge against net capital, Cohen & Steers Capital Advisors could find it necessary to limit its underwriting participations to remain in compliance with regulatory net capital requirements.

Our clients can withdraw the assets we manage on short notice, making our future client and revenue base unpredictable.

Our investment advisory and administration agreements are generally terminable upon 60 or fewer days’ notice. In addition, open-end mutual fund investors may redeem their investments in the mutual funds at any time without prior notice. Moreover, each investment advisory agreement, including the fees payable thereunder, with a mutual fund is subject to annual approval by the mutual fund’s board, including at least a majority of the independent directors; such approval may not be granted. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationships with us, reduce the aggregate amount of the assets we manage or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares, increased redemptions of mutual fund shares, and the loss of institutional or individual accounts. Under certain circumstances, stockholder activists may pressure closed-end mutual funds for which we are the investment advisor to tender for their shares, open-end, liquidate or take other actions that may adversely affect the fees we receive from the affected closed-end mutual funds. The decrease in revenue that could result from any such event could have a material adverse effect on our business.

In addition, as required by the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each of our investment advisory agreements automatically terminates upon its “assignment.” A sale of a sufficient number of shares of our voting securities could be deemed an “assignment” in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and may adversely affect our ability to continue managing open-end and closed-end mutual funds and institutional separate accounts.

Loss of significant institutional separate accounts would decrease our revenue.

We managed 42 institutional separate account portfolios at September 30, 2005, of which the five largest represented approximately 50% of the institutional separate account assets we managed and approximately 11% of the total assets we managed. Approximately 5% of our total revenue during the nine months ended September 30, 2005 and 5% of our total revenue during 2004 was derived from our five largest institutional separate account portfolios. Loss of any of these institutional separate accounts would reduce our revenue. We have, from time to time, lost institutional separate accounts because of decisions by our clients to reallocate their assets to different asset classes or to move their assets to our competitors. In the future, we could lose accounts under these or other circumstances, such as adverse market conditions or poor investment performance.

Future investment performance could reduce the assets we manage and our revenue and income.

Success in the asset management business is dependent on investment performance as well as distribution and client service. Relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end mutual funds, and in the loss of separately managed accounts, with corresponding decreases in revenue. Many analysts of the mutual fund business believe that investment performance is the most important factor for the growth of open-end mutual funds. Failure of our investment products to perform well could, therefore, have a material adverse effect on our results of operations and future growth.

Rising interest rates could negatively impact our business.

Asset Management could be negatively impacted by rising interest rates. An increase in interest rates could cause the price of certain REITs and other securities in our clients’ portfolios to decline. In addition, an increase in interest rates could negatively impact net flows into open-end mutual funds and institutional separate accounts and our ability to offer new closed-end mutual funds. These events would negatively affect our revenue and net income.

The inability to access clients through intermediaries could have a material adverse effect on our business.

Our ability to distribute mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our institutional separate account asset management business depends on recommendations by consultants, financial planners and other professional advisors, as well as our existing clients. We cannot be sure that we will continue to gain access to these channels. The inability to have this access could have a material adverse effect on our business.

While we continue to diversify and add new distribution channels for open-end and closed-end mutual funds, a significant portion of the growth in the mutual fund assets we manage in recent years has been accessed through intermediaries, including Merrill Lynch & Co., UBS and Wachovia. Loss of any of these distribution channels, and the inability to access clients through new distribution channels, could adversely affect our results of operations and business prospects.

Fee pressures could reduce our revenue and profitability.

There has been a trend toward lower fees in some segments of the asset management business. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. In addition, the Securities and Exchange Commission (“SEC”) has adopted rules that are designed to improve mutual fund corporate governance. These rules could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, there can be no assurance that we will be able to maintain our current fee structure or take advantage of scheduled fee increases. Fee reductions on existing or future new business would have an adverse impact on our revenue and profitability.

Our business strategy may not be successful.

Our business strategy involves diversifying Asset Management to include products and services outside the U.S. real estate securities area. This has entailed hiring additional portfolio managers in areas in which we do not have significant prior experience as well as opening offices both within and outside the United States. In the future, it may entail acquiring other asset management firms. We may not be successful in locating and hiring or acquiring such portfolio managers or asset management firms and any such hiring activity or acquisitions may not be successful. In addition, our experience in managing a multi-office firm, and in navigating through legal and regulatory structures and business practices outside the United States, is limited and we may be unsuccessful in this respect, which could impair our current business prospects and inhibit future growth. Also, in the event the recently enacted U.S. Federal income tax legislation, which generally provides for a 15% maximum tax rate on dividends, is rescinded or is not extended beyond its January 1, 2009 expiration date, our business strategy could be adversely impacted as a result of diminished demand for income producing equity securities.

We could experience losses and significant volatility in connection with the activities of Investment Banking.

Investment Banking operates in a highly competitive environment where there are no long term contracted sources of revenue. Investment Banking assignments are generally related to specific capital raising, merger or acquisition transactions or restructuring projects. Because these transactions are singular in nature and are not likely to recur, Investment Banking must seek new assignments when current assignments are successfully completed or are terminated. While each Investment Banking engagement for which a fee is earned is generally highly profitable, only a limited proportion of Investment Banking engagements result in a completed transaction for which a fee is earned. The employees of Investment Banking can spend significant amounts of time on transactions that are not completed and for which no fee will be earned. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any other period and the revenue and profitability of Investment Banking can be very volatile. For example, for the nine months ended September 30, 2005, Investment Banking had income before provision for income taxes of $2.8 million on $9.6 million of revenue compared to a loss before provision for income taxes of $1.6 million on $6.6 million of revenue for the nine months ended September 30, 2004. Investment Banking had a loss before provision for income taxes of $2.2 million on $8.1 million of revenue in 2004 compared to income before provision for income taxes of $3.4 million on $11.3 million of revenue in 2003. In addition, when an investment banking engagement is terminated, whether due to the cancellation of a transaction due to market reasons or otherwise, we may earn limited or no fees and may not be able to recover the costs that we incurred prior to that termination.

Moreover, each year we advise a limited number of investment banking clients. The composition of the group comprising our largest clients varies significantly from year to year. We expect that our investment banking engagements will continue to be limited to a relatively small number of clients and that an even smaller number of those clients will account for a high percentage of revenue in any particular year. For example, five of our clients represented 85% of Investment Banking revenue for the nine months ended September 30, 2005 and four of our clients represented 86% of Investment Banking revenue in 2004. Consequently, the adverse impact on the results of Investment Banking of one lost mandate or the failure of one transaction or restructuring on which we are advising to be completed could be significant.

Compliance failures and changes in regulation could adversely affect us.

Asset Management is subject to client guidelines and our mutual fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses that could be recovered by the client from us in certain circumstances.

Our businesses are also subject to extensive regulation in the United States, including by the SEC and the NASD. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as an investment advisor or broker-dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us.

In response to recent scandals in the mutual fund industry regarding late trading, market timing and selective disclosure of portfolio information, various legislative and regulatory proposals are pending in or before, or have been adopted by, the SEC, Congress, the legislatures in states in which we conduct operations and the various regulatory agencies that supervise our operations. Additionally, the SEC, the NASD and other regulators, as well as Congress, are investigating certain practices within our industry. These proposals, if enacted or adopted, could have a substantial impact on the regulation and operation of mutual funds and could adversely affect the assets we manage and our revenue and net income. In particular, new rules and regulations recently proposed or adopted by the SEC will place greater regulatory compliance and administrative burdens on us. For example, recently adopted rules require investment advisors and mutual funds to adopt, implement, review and administer written policies and procedures reasonably designed to prevent violation of the federal securities laws. Similarly, the public disclosure requirements applicable to mutual funds have become more stringent. We may require additional staff to satisfy these obligations, which would increase our operating expenses.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and shortly plan to begin the testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to us in connection with our Annual Report on Form 10-K for the year ending December 31, 2005. In the course of our ongoing Section 404 evaluation, we have identified areas of internal controls that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As we are still in the evaluation process, we may identify conditions that may be categorized as significant deficiencies or material weaknesses in the future. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Regulatory developments designed to increase the independence of mutual fund boards of directors may result in downward pressure on our fees and could result in mutual funds not renewing their investment advisory and administration agreements with us.

The SEC has adopted rules relating to the composition of mutual fund boards of directors and the practices of the independent directors who serve on those boards. The SEC has also adopted rules that require mutual fund shareholder reports to discuss, in reasonable detail, the material factors and conclusions that formed the basis for the approval by a mutual fund’s board of directors of any investment advisory agreement, including the fees payable under the agreement. The board of directors of each mutual fund for which we are the investment advisor, including at least a majority of the mutual fund’s independent directors, must determine both initially and, following the initial two year term, annually thereafter that the mutual fund’s investment advisory fee is reasonable in relation to, among other things, the performance of the mutual fund, the services provided by the investment advisor and the advisory fees charged to comparable mutual funds. These directors have a fiduciary duty to the mutual fund shareholders. If regulatory developments designed to increase the independence of mutual fund boards of directors result in reductions in the fees payable to other fund managers, this could in turn result in downward pressure on our fees. In addition, Asset Management’s continued receipt of revenue is subject to the risk that our mutual fund boards of directors may determine not to renew investment advisory and administration agreements with us or that they may renew such agreements at lower fee rates than are then in effect.

Failure to comply with “fair value” pricing and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt “fair value” pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund’s disclosed market timing policy. The SEC has also proposed further rule amendments to eliminate late trading of mutual fund shares. New SEC rules also require our funds to ensure compliance with their own market timing policies. Our funds are subject to these rules and, in the event of non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation which could decrease our future income.

New regulations restricting the use of “soft dollars” could result in an increase in our expenses.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar credits” from broker-dealers that we can use to defray certain of our expenses. If regulations are adopted revising or eliminating the ability of asset managers to use “soft dollars,” our operating expenses would increase.

For the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004, our client accounts paid a total of $13.0 million and $13.4 million, respectively, in brokerage commissions. Of these amounts, $5.3 million in brokerage commissions was placed with broker-dealers that provided $1.2 million in investment research and related services for the nine months ended September 30, 2005 and $2.6 million in brokerage commissions was placed with broker-dealers that provided $1.4 million in investment research and related services for the fiscal year ended December 31, 2004. The expenses associated with this investment research and related services are not reflected in our financial statements. If the use of “soft dollars” was eliminated, our operating expenses would have increased by $1.2 for the nine months ended September 30, 2005 and by $1.4 million in 2004. We would expect a similar increase in operating expenses for future periods if the use of “soft dollars” was eliminated or significantly reduced.

The asset management and investment banking industries are intensely competitive.

The asset management industry is intensely competitive, with competition based on a variety of factors, including: investment performance; the quality of service provided to clients; the level of fees and commissions charged for services; brand recognition and business reputation; the range of products offered; the level of expenses paid to financial intermediaries related to administration and/or distribution; and financial strength.

Investment Banking faces intense competition from other investment banking and financial advisory firms. We compete with these firms on the basis of a number of factors, including: transaction execution skills, range of services, innovation, reputation, and price.

In recent years there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage and investment banking services, which may enhance their competitive position.

We compete in all aspects of our business with a large number of asset management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. A number of factors serve to increase our competitive risks:

•	A number of our competitors have greater capital and other resources and offer more comprehensive lines of products and services than we do.

•	There are relatively few barriers to entry by new asset management firms, including a relatively low cost of entering the asset management industry, and the successful efforts of new entrants into our various lines of business, including major banks, insurance companies and other financial institutions, have resulted in increased competition.

•	Other industry participants will from time to time seek to recruit our Asset Management and Investment Banking professionals and other employees away from us.

•	Our competitors are seeking to expand market share in the products and services we offer or intend to offer in the future.

This competitive pressure could reduce our revenue and earnings.

Our business is heavily dependent upon computer based systems to process transactions; systems failures may disrupt our business and limit our growth.

Our business is highly dependent on communications and information systems and those of our key service vendors. Any failure or interruption of such systems could have a material adverse effect on our operating results. Operational risk arises from mistakes made in the confirmation or settlement of transactions or from the improper recording of or accounting for transactions. We are highly dependent on our ability to process a large number of transactions on a daily basis, and rely heavily on financial, accounting and other data processing systems. If any of these do not function properly, we could suffer financial loss, business disruption, liability to clients, regulatory intervention or damage to our reputation. If systems are unable to accommodate an increasing volume of transactions, our ability to expand could be affected. We cannot be sure that a failure or interruption of any of our back-up systems, whether caused by a fire, other natural disaster, power or telecommunications failure, act of war, terrorist act or otherwise, will not occur, or that back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Risks Related to Our Common Stock

We are controlled by Mr. Cohen and Mr. Steers, whose interests may differ from those of other stockholders.

Our principals, Mr. Cohen and Mr. Steers, beneficially own, in the aggregate, approximately 76% of our common stock. As long as Mr. Cohen and Mr. Steers control a majority of the common stock, they will have the ability to, among other things:

•	elect all of the members of our board of directors and thereby control our management and affairs, including compensation decisions and determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities and the declaration and payment of dividends on the common stock;

•	determine the outcome of matters submitted to a vote of our stockholders for approval; and

•	preclude any unsolicited acquisition of us and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

The interests of our principals could differ from those of other stockholders in instances where, for example, our principals’ compensation is being determined or where an unsolicited acquisition of us could result in a change in our management.

Sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock; and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our principals, who beneficially own, in the aggregate, 26,880,000 shares of our common stock, have advised us that they intend to sell additional shares of our common stock over a period of time, subject to the securities laws restrictions on sales by affiliates. We granted our principals and two trusts benefiting their families, their affiliates and certain of their transferees the right to require us to register under the Securities Act of 1933 shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances. Our registration statement, of which this prospectus forms a part, will cover resales of an aggregate of 2,500,000 shares owned by Messrs. Cohen and Steers. In addition, our registration statement, of which this prospectus forms a part, will also cover resales of 900,000 shares owned by our other employees.

We may also issue substantial amounts of common stock in the future, including pursuant to employee benefit plans, which would dilute the percentage ownership held by our stockholders. Our registration statement, of which this prospectus forms a part, will allow us to offer from time to time an aggregate of 1,600,000 shares.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our certificate of incorporation may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock. In addition, provisions of the Delaware General Corporation Law restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in the “Risk Factors” section of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We make available free of charge on our website (http://www.cohenandsteers.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Cohen & Steers, Inc., please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offerings of the shares of common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

(1) Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 28, 2005 (File No. 001-32236);

(2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005 (File No. 001-32236);

(3) Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 15, 2005 (File No. 001-32236);

(4) Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 10, 2005 (File
No. 001-32236);

(5) Current Report on Form 8-K, dated January 12, 2005, filed on January 14, 2005 (File No. 001-32236);

(6) Current Report on Form 8-K, dated April 13, 2005, filed on April 13, 2005 (File No. 001-32236);

(7) Proxy Statement on Schedule 14A, filed on March 28, 2005 (File No. 001-32236);

(8) The description of shares of common stock contained in the Registration Statement on Form 8-A, dated June 28, 2004 (File No. 001-32236), of Cohen & Steers, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(9) All documents filed by Cohen & Steers, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from the Corporate Secretary, Cohen & Steers, Inc., at 280 Park Avenue, 10th Floor, New York, New York 10017. You may also contact the Corporate Secretary at (212) 832-3232.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from Cohen & Steers, Inc.’s sale of shares of common stock pursuant to this prospectus from time to time to enhance our asset management platform, launching new products, expanding distribution, and for general corporate purposes. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

We will not receive any proceeds from the sale of any shares of common stock offered by the selling stockholders.

DIVIDEND POLICY

We currently pay a quarterly cash dividend at a rate of $0.11 per share. The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock. The following description of our capital stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Common Stock

All outstanding shares of our common stock are, and all shares of common stock to be outstanding immediately following this offering will be, fully paid and nonassessable.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We have no intention at the present time of issuing any preferred stock, and would make any determination to issue preferred stock only based on our judgment as to the best interests of the company and our stockholders. Moreover, our policy is that we would only issue preferred stock for capital raising purposes and would not issue preferred stock with voting or other rights that are disproportionate to the economic interests of such preferred stock. Nevertheless, we could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

•	Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING STOCKHOLDERS

The following table sets forth the name, the number of shares of common stock beneficially owned as of November 15, 2005, the maximum number of shares of common stock that may be offered pursuant to this prospectus and the number of shares of common stock that would be beneficially owned after the sale of the maximum number of shares of common stock for each selling stockholder.

	Shares Beneficially Owned			Maximum Number of Shares to be Sold Hereunder		Shares Beneficially Owned After the Sale of the Maximum Number of Shares
Name of Selling Stockholder	Number		Percentage			Number	Percentage
Martin Cohen	13,440,000	(1)(2)	37.98%	1,250,000	(4)	12,190,000	32.94%
Robert H. Steers	13,440,000	(2)(3)	37.98%	1,250,000	(4)	12,190,000	32.94%
Other employees(5)				900,000	(6)

(1)	Includes 1,660,701 shares of common stock held by The Martin Cohen 1998 Family Trust. Mr. Cohen disclaims beneficial ownership of the shares held by this trust.
(2)	Cohen & Steers, Inc. has also issued restricted stock units that represent a contractual right to receive a share of common stock on a specified delivery date in the future. The number of shares of common stock set forth above does not include the restricted stock units held by Mr. Cohen and the restricted stock units held by Mr. Steers.
(3)	Includes 1,305,176 shares of common stock held by The Robert H. Steers Family Trust. Mr. Steers disclaims beneficial ownership of the shares held by this trust.
(4)	May include shares to be delivered pursuant to outstanding restricted stock units. See Note 2 above.
(5)	Information about other employees that may offer shares of common stock pursuant to this prospectus will be set forth in an amendment to the registration statement of which this prospectus is a part or in one or more prospectus supplements, as required.
(6)	Represents shares to be delivered pursuant to outstanding restricted stock units. See Note 2 above.

PLAN OF DISTRIBUTION

Cohen & Steers, Inc. and the selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us or the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

Neither we nor the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares of common stock covered by this prospectus. At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

We or the selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we or the selling stockholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We estimate that the total expenses in connection with the offer and sale of shares of common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $346,770, including fees of our counsel and accountants, fees payable to the SEC and listing fees.

Cohen & Steers, Inc. and the selling stockholders may agree to indemnify underwriters, broker-dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker-dealers or agents may be required to make.

Certain of the underwriters, broker-dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

1,750,000 Shares

Cohen & Steers, Inc.

Common Stock

PROSPECTUS  SUPPLEMENT

Merrill Lynch & Co.

February 9, 2006